UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AlerisLife Inc.

(Name of Subject Company)

AlerisLife Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

33832D205

(CUSIP Number of Common Stock)

Jeffrey C. Leer

President and Chief Executive Officer

Two Newton Place

255 Washington Street

Suite 230

Newton, Massachusetts 02458

(617) 796-8387

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Zachary Blume

Suni Sreepada

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the following documents related to the proposed acquisition of AlerisLife Inc. (the “Company”) pursuant to the terms of that certain Agreement and Plan of Merger among the Company, ABP Acquisition LLC (“Parent”), a Maryland limited liability corporation, and Parent’s wholly owned subsidiary, ABP Acquisition 2 LLC, a Maryland limited liability company.

1)

Press Release, issued by the Company on February 3, 2023 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K as filed by AlerisLife Inc. with the SEC on February 3, 2023 (File No. 001-16817)).

2)	Letter from Jeffrey C. Leer, the President and Chief Executive Officer of the Company, to the Company’s Employees, dated February 3, 2023.

The items listed above were first used or made available on February 3, 2023. In addition, the information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on February 3, 2023 (including all exhibits attached thereto) are incorporated herein by reference.

Exhibit No.	Description
99.1	Press Release, issued by the Company on February 3, 2023 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K as filed by AlerisLife Inc. with the SEC on February 3, 2023 (File No. 001-16817)).

99.2	Letter from Jeffrey C. Leer, the President and Chief Executive Officer of the Company, to the Company’s Employees, dated February 3, 2023.